UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1943

For the transition period from ____________ to ____________
Commission File Number:   0-27078

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Henry Schein, Inc. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Henry Schein, Inc.

135 Duryea Rd.
Melville, NY 11747

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

Page
Number

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	4
Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2010	5
Notes to Financial Statements	6

Supplemental schedule as of December 31, 2010:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	14

Signature	17

Exhibits:
Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Henry Schein, Inc. 401(k) Savings Plan
Melville, NY

We have audited the accompanying statements of net assets available for benefits of the Henry Schein, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP
New York, New York
June 29, 2011

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2010	2009

Assets
Investments, at fair value (Notes 4, 5 and 6):
Money market accounts	$33,494,849	$25,972,107
Mutual funds	356,010,717	251,261,585
Common stock	63,673,155	52,716,772
Total investments	453,178,721	329,950,464
Cash	592,895	511,628
Receivables:
Notes receivable from participants	12,559,849	10,117,157
Employer’s contribution (Note 1(b)):
Cash	8,539,567	8,247,688
Henry Schein, Inc. common stock	5,802,125	5,721,158
Total receivables	26,901,541	24,086,003
Net assets available for benefits	$480,673,157	$354,548,095

See accompanying Notes to Financial Statements

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended
December 31,
2010

Additions:
Investment income:
Interest and dividends:
Money market fund and mutual funds	$7,082,779
Notes receivable from participants	638,810
Net appreciation in fair value of investments	37,715,588
Total investment income	45,437,177
Participants’ contributions	23,507,409
Employer’s contribution (Note 1(b)):
Cash	8,539,567
Henry Schein, Inc. common stock	5,802,125
Total additions	83,286,278
Deductions:
Benefits paid to participants	24,048,614
Administrative expenses	111,328
Total deductions	24,159,942
Net increase	59,126,336
Transfer in from other plans (Note 1)	67,030,776
Transfers out to other plans (Note 1)	(32,050)
Net increase in plan assets	126,125,062
Net assets available for benefits, beginning of year	354,548,095
Net assets available for benefits, end of year	$480,673,157

See accompanying Notes to Financial Statements

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan

The following description of the Henry Schein, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

(a) Nature of Operations

The Plan is a contributory defined contribution 401(k) plan originally effective January 1, 1970.  The Plan was amended effective December 26, 1993, to include an Internal Revenue Code Section 401(k) feature.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The third-party administrator is Fidelity Investments Institutional Operations Company, Inc., (the “Administrator”). The Plan trustee is Fidelity Management Trust Company (the “Trustee”). Eligible employees are those employed by Henry Schein, Inc. (the “Plan Sponsor” or the “Company”) and certain of the Company’s affiliates (collectively, the “Employer”).

All employees (other than temporary employees) are eligible to make salary reduction contributions  to the Plan upon hire and become eligible to be credited with Profit Sharing Contributions and the Employer Match (each as described below) upon completion of a one year period of service. Temporary employees are eligible to make salary reduction contributions to the Plan and to be credited with Profit Sharing Contributions and the Employer Match on the first July 1 or January 1 following the completion of a twelve consecutive month period during which the temporary employee is credited with at least one thousand hours of service.

During the 2010 Plan year, the Caligor 401(k) Plan and the Becker Parkin Dental Supply Co. Inc. 401(k) Savings Plan were merged into the Plan.  During the 2010 Plan year, the assets and liabilities of the accounts of members currently or formerly employed by Henry Schein Puerto Rico, Inc. were transferred to the Henry Schein Defined Contribution Plan for Puerto Rico.

(b) Contributions

The Plan provides for a discretionary Employer contribution (the “Profit Sharing Contribution”) of a percentage of a participant’s base compensation, as defined under the Plan. There were no discretionary Profit Sharing Contributions for the years ended December 31, 2010 and 2009.

The Plan allows employees to elect to contribute, through payroll deductions, stated percentages from 1% to 50% of their compensation, as defined under the Plan, not to exceed $16,500 for 2010 and 2009. The Plan also provides for matching contributions (the “Employer Match”) of 100% of participant 401(k) contributions up to the lesser of 7% or the participant’s deferral percentage, multiplied by the participant’s base compensation, as defined under the Plan. For the 2010 and 2009 Plan years, the Employer Match was allocated 60% to the participant’s matching non-stock contribution account and 40% to the participant’s matching stock contribution account, which was invested exclusively in the shares of Henry Schein, Inc. Excluding the Employer Match invested in the shares of Henry Schein, Inc., for the years prior to January 1, 2011, participants are able to direct the investment of all monies contributed.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 1 – Description of Plan (Continued)

Participants age 50 or over are permitted to make additional catch-up tax deferred contributions once the participant has reached a limit on those contributions imposed either by the Plan or by law. The extra amount a participant may contribute may not exceed $5,500 in years 2010 and 2009.

(c) Participants’ Accounts

Each participant’s account is credited with the participant’s salary reduction contributions and the Employer contributions and an allocation of net Plan earnings. Participants may direct the investment of their account balances into various investment options by the Plan. As of December 31, 2010, the Plan offered twenty mutual funds and a money market account as investment options for participants. Beginning January 1, 2011, participants have the option to direct all or a portion of their account balances to common shares of Henry Schein, Inc.

(d) Vesting

Participants are immediately vested in their 401(k) contributions plus actual earnings thereon.  Vesting in the Profit Sharing Contribution and the Employer Match, plus actual earnings thereon, is based on years of continuous service.

For all participants, a participant’s Profit Sharing Contribution and Employer Match Contributions made after January 1, 2002, are vested on a graded scale as follows:

Vesting	Vested percentage
Less than 2 years	0%
2 but less than 3 years	20%
3 but less than 4 years	40%
4 but less than 5 years	60%
5 or more years	100%

(e) Notes Receivable from Participants

Participants may borrow up to a maximum of the lesser of $50,000 or 50% of their vested account balance from their accounts pursuant to rules set forth in the Plan document. The minimum amount that may be borrowed is $1,000 and only two loans may be made in any calendar year, and no more than two loans may be outstanding at any time. The loans are secured by the balance in the participants’ accounts and bear interest at prevailing rates. The loans must be for a term of five years or less (ten years if the loan is for the purpose of purchasing a principal residence). Principal and interest are paid ratably through payroll deductions.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 1 – Description of Plan (Continued)

If an employee is terminated and has an outstanding loan balance at the time of termination, the employee will be permitted to repay any outstanding loans directly to the Trustee. The employee may also rollover any outstanding loans, as part of a rollover of the terminated employee’s entire vested account balance to certain other retirement plans in which the terminated employee participates. Notes receivable from participants are valued at the aggregate of the unpaid principal balance and accrued but unpaid interest.

(f) Payment of Benefits

The Plan provides that, upon termination of service, retirement, disability or death of the participant, a benefit equal to the vested, nonforfeitable portion of the participant’s account is distributed as outlined in the Plan. Participants may also receive hardship distributions based on criteria as described in the Plan document.

(g) Administrative Expenses

All reasonable costs, charges and expenses incurred in connection with the administration of the Plan may be paid by the Plan Sponsor but, if not paid by the Plan Sponsor when due, shall be paid from Plan assets and corporate assets. For the years ended December 31, 2010, the Plan Sponsor has used Plan assets from forfeited accounts in the amount of $50,461, to pay costs associated with the Plan. Amounts reflected in the statements of changes in net assets available for benefits reflect various participant directed expenses which have been deducted from the respective participant accounts.

(h) Forfeitures

Forfeited invested accounts totaled $72,174 and $179,594 at December 31, 2010 and 2009, respectively, and are included primarily in the Fidelity Retirement Money Market account and the Henry Schein, Inc. Common Stock account in the statements of net assets available for benefits. Forfeiture allocations are used to reduce the Employer Match and offset administrative expenses of the Plan. Forfeitures in the amount of $163,621 will be used to offset Employer contributions for the years ended December 31, 2010.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value based upon quoted market prices, except for participant loans, which are stated at cost plus accrued interest, which approximates their fair value. Gains and losses on investment transactions are recognized when realized based on trade dates.  Net appreciation in fair value of investments includes realized and unrealized appreciation.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Risk and Uncertainties

The Plan utilizes various investment instruments which are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements. The Plan’s investments are not insured or protected by the Plan’s Trustee, the Pension Benefit Guaranty Corporation, or any other governmental agency; accordingly, the Plan is subject to the normal investment risks associated with money market funds, mutual funds, stocks, bonds, and other similar types of investments.

During and subsequent to the year ended December 31, 2010, the on-going credit and liquidity crisis in the United States and throughout the global financial system triggered significant events and substantial volatility in world financial markets and the banking system that have had a significant negative impact on foreign and domestic financial markets. Since the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined.

Payment of Benefits

Benefits are recorded when paid.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 2 – Summary of Significant Accounting Policies (Continued)

New Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS) of Fair Value Measurement – Topic 820.”  ASU 2011-04 is intended to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.  The amendments include those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements, as well as those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The update is effective for annual periods beginning after December 15, 2011.  Plan management is currently evaluating the impact of adoption of ASU 2011-04 on the Plan’s financial statement.

In September 2010, the FASB issued ASU 2010-25, “Reporting Loans to Participants by Defined Contribution Plans.”  ASU 2010-25 requires that participant loans be classified as notes receivables from participants and measured at their unpaid principal balance plus any accrued but unpaid interest.  Previously, such loans were reported as a plan investment.  The retrospective adoption of ASU 2010-25 did not have a material impact on the Plan’s financial statements.

Note 3 – Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 1, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter and was submitted to the IRS for an updated determination letter on January 28, 2011.  The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC. The related trust, therefore, is not subject to tax under present income tax law. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 4 – Investments

The fair value of the investments in excess of 5% of Plan assets are as follows:

	December 31,	December 31,
	2010	2009
Henry Schein, Inc. Common Stock	$63,673,155	$52,716,772
Spartan 500 Index Fund	44,677,904	34,196,634
AF Growth of America R5	43,926,650	27,765,730
PIMCO Total Return Inst.	38,219,284	27,870,665
Fidelity Retirement Money Market	33,494,849	25,972,107
Fidelity Diversified International Fund – Class K	29,223,914	20,580,583
Fidelity Freedom 2020 Fund	24,636,203	17,757,641
Fidelity Puritan Fund	22,774,499	16,227,155
Fidelity Freedom 2030 Fund	20,212,316	14,315,855
Neuberger Berman Genesis Trust	18,879,561	-
Fidelity Low Priced Stock Fund	18,327,250	13,718,023
Fidelity Government Income Fund	-	14,414,822

Note 5 – Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

•
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 - Inputs that are unobservable for the asset or liability.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 5 – Fair Value Measurements (Continued)

The following section describes the valuation methodologies that were used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is classified:

Money Market Accounts

Funds held in money market accounts are classified as Level 1 within the fair value hierarchy based upon unadjusted quoted prices in active markets for identical assets or liabilities that were accessible at December 31, 2010 and 2009.

Mutual Funds

Mutual funds are valued at the net asset value of shares held by the Plan as of December 31, 2010 and 2009. As of December 31, 2010 and 2009, the Company has classified its mutual fund holdings as Level 1 within the fair value hierarchy based upon unadjusted quoted prices in active markets for identical assets or liabilities that were accessible at December 31, 2010 and 2009.

Common Stock

Common stock of Henry Schein, Inc. is valued at the closing price on December 31, 2010 and 2009. As of December 31, 2010 and 2009, the Company has classified its Henry Schein, Inc. Common Stock as Level 1 within the fair value hierarchy based upon unadjusted quoted prices in active markets for identical assets or liabilities that were accessible at December 31, 2010 and 2009.

The following tables present the Company’s investments that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2010 and 2009:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Investments:
Money market accounts	$33,494,849	$-	$-	$33,494,849
Mutual funds	356,010,717	-	-	356,010,717
Henry Schein, Inc. Common Stock	63,673,155	-	-	63,673,155
Total investments	$453,178,721	$-	$-	$453,178,721

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Investments:
Money market accounts	$25,972,107	$-	$-	$25,972,107
Mutual funds	251,261,585	-	-	251,261,585
Henry Schein, Inc. Common Stock	52,716,772	-	-	52,716,772
Total investments	$329,950,464	$-	$-	$329,950,464

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 6 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

	December 31,		December 31,
	2010		2009
Henry Schein, Inc. Common Stock	$69,475,280	*	$58,437,930	*

                                                                                                       * Includes Henry Schein, Inc. common stock receivable.

Year Ended
December 31,
2010
Changes in net assets:
Cash, net	$(197,661)
Contributions	5,802,125
Net appreciation	9,073,195
Realized gain	331,266
Benefits paid to participants	(3,958,829)
Administrative expenses	(12,746)
$11,037,350

Note 7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 8 – Party-in-Interest Transactions

The Plan invests in shares of funds managed by an affiliate of the Trustee as defined by the Plan and, therefore, these transactions in such investments qualify as party-in-interest. Notes receivable from participants also qualify as party-in-interest transactions.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2010

EIN: 11-3136595     Plan Number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	Money market/cash and cash equivalents:
*	Fidelity Retirement Money Market Fund	33,494,849 money market fund shares with no set rate of interest and no maturity value.	a	$33,494,849

	Common stock:
	Henry Schein, Inc. - common stock	1,037,191 common shares, par value $.01	$31,941,729	63,673,155

	Shares of registered investment companies:
*	Spartan 500 Index Fund	1,004,449 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	44,677,904
	AF Growth of America R5	1,445,431 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	43,926,650
	PIMCO Total Return Inst.	3,522,514 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	38,219,284
*	Fidelity Diversified International Fund – Class K	970,249 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	29,223,914
*	Fidelity Freedom 2020 Fund	1,786,526 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	24,636,203
*	Fidelity Puritan Fund	1,271,607 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	22,774,499

*  Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
a  The cost of participant-directed investments is not required to be disclosed.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (Continued)
(HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	Shares of registered investment companies (continued):
*	Fidelity Freedom 2030 Fund	1,467,851 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	20,212,316
	Neuberger Berman Genesis Trust	410,782 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	18,879,561
*	Fidelity Low Priced Stock Fund	477,520 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	18,327,250
	Dodge & Cox	155,994 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	16,809,917
*	Fidelity Government Income Fund	1,589,565 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	16,579,159
*	Fidelity OTC Portfolio Fund	268,568 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	14,752,476
*	Fidelity Equity Income Fund	269,526 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	11,929,250
	Wells Fargo Advantage Small Cap Growth I	800,207 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	11,282,922
*	Fidelity Freedom 2010 Fund	772,845 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	10,502,965
*	Fidelity Freedom 2040 Fund	948,902 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	7,600,708
*	Fidelity Freedom Income Fund	216,700 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	2,444,380

*  Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
a  The cost of participant-directed investments is not required to be disclosed.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (Continued)
(HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	Shares of registered investment companies (continued):
*	Fidelity Freedom 2000 Fund	181,562 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	2,167,853
*	Fidelity Freedom 2050 Fund	26,250 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	246,228
	Vanguard Inflation-Protected Secs Admin	31,999 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	817,278
	Total shares of registered investment companies			356,010,717
	Total Investments			$453,178,721

	Notes Receivable from Participants	Fully secured loans with interest charges at current commercial rates (current loans range from 5.25% to 11.50%)	-	$12,559,849

*    Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
a    The cost of participant-directed investments is not required to be disclosed.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN
Dated: June 29, 2011	/s/ Lorelei McGlynn
Lorelei McGlynn
Chairperson of the 401(k) Administrative Committee